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July 12, 2022

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	TiVo Product HoldCo LLC
Amendment No. 2 to
Draft Registration Statement on Form 10
CIK No. 0001788999
Submitted May 12, 2022

Dear Sir or Madam:

We are in receipt of your comment letter dated June 8, 2022 (the “Comment Letter”), regarding Amendment No. 2 to the Draft Registration Statement on Form 10 (the “Amendment No.2”) confidentially submitted on May 12, 2022 by TiVo Product HoldCo LLC (the “Company”) with the Securities and Exchange Commission (the “SEC”). We submit herewith a revised copy of the above-referenced Registration Statement (“Amendment No. 3”). In this letter, we respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the SEC contained in the Comment Letter.

Set forth below are the Company’s responses to the comments in the Comment Letter. For the convenience of the Staff, the Company has restated in this letter each of the comments in the Comment Letter and numbered each of the responses to correspond to the numbers of the comments. Capitalized terms used but not defined herein have the meanings given to them in Amendment No. 3. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in Amendment No.3.

Division of Corporation Finance

Securities and Exchange Commission

July 12, 2022

Amendment No. 2 to Draft Registration Statement on Form 10

Exhibit 99.1

Risk Factors

If we fail to maintain effective internal control over financial reporting…, page 45

Comment 1:	You state that Xperi implemented remediation plans in response to their identified material weaknesses and concluded that such weaknesses were remediated as of December 31, 2021. Please reconcile this disclosure with the information provided in the December 21, 2021 amendment where you indicated that you expect to complete your remediation efforts in the fourth quarter of 2021. However, you also stated that the material weaknesses will not be considered remediated until the applicable remediated controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively. Also, revise to include a discussion of how such weaknesses were remediated.

Response 1:	The Company has revised the disclosure on page 46 of Amendment No.3 to provide additional disclosure regarding the nature of the remediation efforts of Xperi Holding Corporation (“Xperi”) with respect to the material weaknesses identified in its internal control over financial reporting as of December 31, 2020. The Company advises the Staff that Xperi’s management concluded that the material weaknesses had been remediated as of December 31, 2021, based upon the completed testing of the operating effectiveness of the newly designed and implemented control activities, which was carried out in the fourth quarter of 2021 and through the filing of the Annual Report on Form 10-K of Xperi in February 2022 (the “Form 10-K”).

The Company further advises the staff of the SEC that as of December 22, 2021, when Amendment No. 1 to Draft Registration Statement on Form 10 was confidentially submitted with the SEC, Xperi had completed the design and implementation of the new control activities in response to the material weaknesses. However, as of December 22, 2021, the conclusion in support of the remediation of the material weaknesses was pending the completion of management’s testing of the newly designed and implemented control activities, which was carried out subsequent to December 22, 2021 and prior to the filing of the Form 10-K in February 2022 as noted above.

The Company further advises the Staff that it has concluded that the material weaknesses that previously existed at Xperi would have also existed at the Company based on the similar nature of the related account balances and the fact that the individuals responsible for operating the control activities at Xperi would also be operating such activities at the Company subsequent to the separation and distribution. Therefore, given that all remediation activities described below by Xperi were completed prior to the separation and distribution, the Company concluded that the material weaknesses were also remediated for the Company as of December 31, 2021.

Division of Corporation Finance

Securities and Exchange Commission

July 12, 2022

The following actions were taken by Xperi to remediate the material weaknesses:

•  Material weakness related to the review of cash flow forecasts used in goodwill impairment analyses: Xperi completed the design and implementation of the control activities in response to the material weakness as of September 30, 2021. Xperi subsequently performed operating effectiveness testing of the control activities to review the October 1, 2021 annual quantitative goodwill impairment test, which was completed prior to the filing of the Form 10-K.

•  Material weakness related to the review of cash flow forecasts used in the valuation of intangible assets acquired in a business combination: Xperi completed the design and implementation of the control activities in response to the material weakness as of September 30, 2021. Since Xperi did not have a business combination which included material intangible assets during 2021, or otherwise relied on cash flow forecasts, while the newly designed and implemented control activities were designed and stood ready to operate, they did not need to operate during the year ended December 31, 2021. As such, while Xperi has performed testing of the design and implementation of the newly designed control activities related to the review of cash flow forecasts used in the valuation of intangible assets acquired in a business combination, there were no instances of the execution of the control activities to test for operating effectiveness as of December 31, 2021. However, the control activities related to the review of cash flow forecasts for goodwill impairment analyses are largely the same as those that would operate, if needed, to review the cash flow forecast used in the valuation of intangible assets acquired in a business combination. As a result, Xperi determined it was appropriate to consider the results of the operating effectiveness testing of the newly designed control activities related to the review of cash flow forecasts used in goodwill impairment analyses as a source of evidence to support the remediation of the material weakness related to the review of cash flow forecasts used in the valuation of intangible assets acquired in a business combination. Xperi’s management determined that such evidence, coupled with the fact there were no imminent business combination transactions which would necessitate the execution of the control activities designed and implemented as of September 30, 2021 in response to the material weakness, was sufficient for Xperi to conclude the material weakness had been remediated.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations

Division of Corporation Finance

Securities and Exchange Commission

July 12, 2022

Provision for (Benefit from) Income Taxes, page 79

Comment 2:	We note from the tables in Note 13 that your foreign pre-tax losses have increased significantly in 2021 and the foreign rate differential had a significant impact on your effective tax rate. We also note that the foreign pre-tax loss in 2021 is consistent with that in 2019 yet the impact of foreign taxes was significantly different. Please revise to explain the relationship between foreign pre-tax loss and the foreign effective tax rates in greater detail. To the extent that certain countries have had a more significant impact on your effective tax rate, revise to disclose this information for each period presented and provide a discussion of how potential changes in such foreign jurisdictions may impact your results of operations. We refer you to Item 303(b) of Regulation S-K.

Response 2:	The Company has revised the disclosure on page 86 of Amendment No.3 to explain the relationship between foreign pre-tax loss and foreign effective tax rates in greater detail.

Business, page 95

Comment 3:	Please refer to our prior comment 11 from our letter dated November 8, 2021 and disclose the amount or percentage of revenue by product category to provide context to your business discussion. In addition, in your Management’s Discussion and Analysis, discuss trends in your product categories and how they have impacted or are reasonably likely to impact your results of operations.

Response 3:	The Company has revised the disclosure on pages 79, 84 and 105 of Amendment No.3 to disclose the percentage of revenue by product category to provide context to our business discussion. The Company further advises the Staff that revenue is the only financial metric it tracks by product category. In addition, the Company presented expected trends in the Management’s Discussion and Analysis on pages 79-80 of Amendment No.3.

If you have any questions or comments or require any additional information in connection with the above, please telephone me at (650) 470-4620 or Gregg Noel at (650) 470-4540.

Sincerely,

/s/ Mike Ringler
Mike Ringler

Division of Corporation Finance

Securities and Exchange Commission

July 12, 2022

cc:	Kathleen Collins, Accounting Branch Chief

Christine Dietz, Senior Staff Accountant

Kathleen Krebs, Special Counsel

Jan Woo, Legal Branch Chief

Paul Davis, Chief Legal Officer and Corporate Secretary, Xperi Holding Corporation

Mike Ringler, Skadden, Arps, Slate, Meagher & Flom, LLP

Gregg A. Noel, Skadden, Arps, Slate, Meagher & Flom, LLP

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